NEWS RELEASE 06- 21	June 27, 2006

FRONTEER STARTS DRILL PROGRAM ON THE CLARA GOLD-SILVER PROJECT, MEXICO

Fronteer Development Group Inc. ("Fronteer") (FRG-TSX/AMEX) has started an initial 3,000 metre drill program on the Clara Property testing a large gold-silver plus base metal vein system that is over 2,000 metres long and 30 metres wide. This vein system has numerous shallow artisinal workings along its length, but has never been drilled before. Sampling conducted by Fronteer earlier this year returned positive surface results with grades of up to 6.02 ounces per tonne silver and 4.90 grams per tonne gold over 7.5 metres.

“This is certainly an interesting new target for Fronteer that fits nicely in our Discovery sweet spot. The target has excellent grade-tonnage potential and is a new opportunity to again increase shareholder value through discovery,” says Dr. Mark O’Dea, President & CEO for Fronteer.

Surface results to be followed up by drilling include:

1.	4.29 oz/ton silver, 0.28 g/tonne gold, 0.18 % lead, and 0.52 % zinc over 34 metres Including 7.94 oz/ton silver, 0.52 g/tonne gold, 0.27% lead, and 1.22% zinc over 8 metres
2.	5.23 oz/ton silver, 2.86 g/tonne gold, 0.27 % lead, and 0.63 % zinc over 15.1 metres Including 6.02 oz/ton silver, 4.90 g/tonne gold, 0.37% lead and 0.85% zinc over 7.5 metres
3.	3.39 oz/ton silver, 6.79 g/tonne gold, 5.06% lead, 1.56% zinc and 0.75% copper over 3.6 metres

4.	2.10 oz/ton silver and 2.74 g/tonne gold over 5.0 metres

5.	2.77 oz/ton silver and 1.97 g/tonne gold over 3.4 metres

6.	0.90 oz/ton silver, 2.77 g/tonne gold, 2.35% lead and 0.62% zinc over 5.0 metres

The Clara Property is one of two gold projects in Mexico that Fronteer is currently advancing. The other, San Pedro, is undergoing target refinement, mapping and sampling in preparation for a drill program to follow the Clara program.

ABOUT FRONTEER

Fronteer is a 'discovery stage' exploration company focused on precious and strategic metals. For further information on Fronteer visit www.fronteergroup.com or contact:

Dr. Mark O'Dea, President & CEO

Dr. Rick Valenta, VP Exploration & COO

Mr. Robert Simpson, Manager Corporate Communications

(Tel) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Rick Valenta, Ph.D., P. Geo., V.P. Exploration for Fronteer Development Group Inc., is the designated Qualified Person for Fronteer on the Clara and San Pedro Projects. All samples were analyzed by ALS Chemex, North Vancouver, BC., Canada

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, lead, zinc and copper, economic and political stability Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.